Exhibit 21

SUBSIDIARIES OF SIERRA BANCORP

Name of Subsidiary	Jurisdiction of Incorporation
Bank of the Sierra	California
Sierra Capital Trust I	Delaware Statutory Business Trust
Sierra Statutory Trust II	Connecticut Statutory Business Trust